M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S

The following discussion of financial condition and results of operations was prepared as of March 28, 2006 and should be read in conjunction with the Consolidated Financial Statements and Notes thereto. It offers Management's analysis of our financial and operating results and contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "estimate", "expect", "potential", "could", or similar words suggesting future outcomes. We caution readers and prospective investors in the Company's securities not to place undue reliance on forward-looking information as by its nature, it is based on current expectations that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. For a description of the risks and uncertainties facing Western, see "Outlook for 2006".

     For additional information relating to the risks and uncertainties facing Western, refer to Western's Annual Information Form for the year ended December 31, 2005, which is available on SEDAR at www.sedar.com.



O V E R V I E W

Western Oil Sands Inc. ("Western") owns 20 per cent of the Athabasca Oil Sands Project ("AOSP"), a multi-billion dollar Joint Venture that is exploiting the recoverable bitumen reserves and resources found in oil sands deposits in the Athabasca region of Alberta, Canada. Our partners are Shell Canada Limited
("Shell"), with a 60 per cent interest, and Chevron Canada Limited ("Chevron"), which holds the remaining 20 per cent. The AOSP consists of two key facilities: the Muskeg River Mine located 70 kilometres north of Fort McMurray, Alberta, where the oil sands deposits are mined and partially upgraded; and the Scotford Upgrader outside of Edmonton, Alberta, where the bitumen is further upgraded into synthetic crude oil and delivered into the North American crude oil marketing system. The Mine and Upgrader are connected by a 493-kilometre pipeline.

     At this time, Western's 20 per cent investment in the AOSP is our most material and only operating asset. We generate revenue from the sale of our 20 per cent portion of the synthetic crude oil and other products produced at the Scotford upgrader. Approximately one-third of the volumes produced are a mixture of light, medium and heavy vacuum gas oil ("LMHVGO") that is sold to Shell under a long-term contract for use in their adjacent refinery. In addition, our processes produce two grades of synthetic crude oil: Premium Albian Synthetic ("PAS") and Albian Heavy Synthetic ("AHS"). Our share of these products is marketed and sold by Western to various refineries throughout North America.

     Sustained higher commodity prices, together with greater than design production levels during 2005, combined to achieve record production, revenue, net income and cash flow from operations for Western. During the year, our capital expenditure program was financed entirely out of cash flow. Excess cash was applied to reduce our bank borrowings. Western applied $175 million to the repayment of bank credit facilities during the year, which resulted in a significant strengthening of our balance sheet. Our improving credit profile, combined with the implementation of a new strategic oil commodity risk management program, has put Western in a strong financial position to fund its share of the expansion efforts announced by the Joint Venture that will occur over the next several years.

     During 2005, Western achieved successive quarterly production records from the second quarter through to the fourth quarter. In the fourth quarter of 2005, production averaged approximately 35,600 barrels per day (approximately 178,000 barrels per day at the Project level). Operational difficulties at the Upgrader in the fourth quarter of 2004 extended into the first quarter of 2005 and impacted first quarter 2005 performance. The quarterly production rates established record annual average production of approximately 32,000 barrels per day in 2005, representing an 18 per cent increase over production volumes reported in 2004. These production rates set the stage for continued operational stability and growing profitability for the AOSP's existing assets.

     Reliability and availability of our existing AOSP facilities, together with on-time, on-budget execution of our AOSP expansion plans, is our primary focus. The objective is to take Western's production beyond 100,000 barrels per day over the next eight to ten years. This growth strategy also includes optimizing the value of our existing world-class assets through technological enhancements. Furthermore, as Western matures and evolves as an organization, our growth strategy includes opportunistically growing our business and leveraging our strengths by taking our core competencies and skills and applying them to new business opportunities. In this regard, one of Western's key objectives is to identify and capture large, long-life projects with significant hydrocarbon resource potential to create additional value for our shareholders.


O P E R A T I N G   R E S U L T S

Western commenced commercial operations on June 1, 2003, which was defined by Management as attaining 50 per cent of the Project's productive design capacity of 155,000 barrels per day, with all aspects of the facilities fully operational. Since that time, Western has recorded revenues and expenses for its share of operations from the Project. Prior to June 1, 2003, all revenues, operating costs and interest were capitalized as part of the costs of the Project, and no depreciation, depletion or amortization was expensed. Comparisons to prior years' pre-operating information are provided in the following discussion where appropriate.

-----------------------------------------------------------------------------------------------------------------
Highlights                                                                    2005          2004           2003
-----------------------------------------------------------------------------------------------------------------
Operating Data (bbls/d)
    Bitumen Production                                                      31,994        27,108         23,596
    Synthetic Crude Sales                                                   42,534        36,210         32,207
    Operating Expense per Processed Barrel ($/bbl)                           22.06         21.17          20.71
=================================================================================================================
Financial Data ($ thousands, except as indicated)
    Gross Revenue                                                          910,330       636,911        281,093
    Realized Crude Oil Sales Price - Oil Sands ($/bbl) (1) (2)               49.91         34.60          32.81
    Cash Flow from Operations (3)                                          244,231        23,044          5,803
    Cash Flow per Share - Basic ($/Share) (1) (4)                             1.52          0.15           0.04
    Net Earnings Attributable to Common Shareholders (6)                   149,449        19,452         15,003
    Net Earnings per Share ($/Share)
        Basic                                                                 0.93          0.12           0.10
        Diluted                                                               0.92          0.12           0.10
    EBITDAX (1) (5)                                                        307,008        87,587         47,615
    Net Capital Expenditures (7)                                            46,833        39,968        148,473
    Total Assets                                                         1,590,520     1,470,870      1,458,424
    Long-Term Debt                                                         565,655       662,620        860,580
    Long-Term Financial Liabilities (8)                                    706,880       716,094        914,773
    Weighted Average Shares Outstanding - Basic (Shares)               160,169,887   156,926,514    151,032,996
=================================================================================================================

(1)  Please refer to page 44 for a discussion of non-GAAP financial measures.
(2) The realized crude oil sales price is the revenue derived from the sale of Western's share of the Project's synthetic crude oil, net of the risk management activities, divided by the corresponding volume. Please refer to page 25 for calculation.
(3) Cash flow from operations is expressed before changes in non-cash working capital.
(4) Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.

(5) Earnings before interest, taxes, depreciation, depletion, amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange and risk management as calculated on page34.
(6) Western has not paid cash dividends in any of the above referenced fiscal years.
(7) Net capital expenditures are capital expenditures net of any insurance proceeds received during the period.
(8) Long-term financial liabilities includes long-term debt, option premium liability and lease obligations. Prior years are restated to include lease obligations.



F I N A N C I A L   P E R F O R M A N C E

Revenue

Western achieved record gross crude oil sales revenue in fiscal 2005 totalling $910.3 million (2004 - $636.9 million), including $777.9 million (2004 -
$458.5 million) from proprietary production at an average realized price of $49.91 per barrel (2004 - $34.60 per barrel). Gross revenue rose 43 per cent primarily as a result of an 18 per cent increase in production during the year, combined with a 44 per cent increase in blended price realizations. Gross revenue includes the effects of risk management activities that reduced revenue by $110.4 million (2004 - $131.4 million), and reduced the average realized price by $7.11 per barrel during 2005 (2004 - $9.92 per barrel).

     Western's crude oil sales were subject to an overall quality differential of $12.27 per barrel (2004 - $8.44 per barrel) off of the Edmonton PAR benchmark crude oil price of $69.29 per barrel in 2005. Forced operational outages at the Upgrader in the first quarter of 2005 resulted in a larger percentage of heavy crude in our overall sales mix and, since these streams receive a lower price, overall sales price realizations decreased. Sales price realizations during 2005 were also negatively impacted by a widening of the heavy oil differential to West Texas Intermediate ("WTI") compared to 2004. The heavy oil differential to WTI widened to an average 39 per cent during 2005 compared to an average of 34 per cent in 2004, and has historically represented approximately 30 per cent of stated posted WTI prices. As the graph on page 24 indicates, Western's sales price realizations are largely correlated to movements in WTI. Over the last two years, the only quarters where this relationship was not maintained was during the fourth quarter of 2004 and first quarter of 2005, where forced operational outages occurred, resulting in Western's sales mix skewed to a greater proportion of heavy crude oil.

     The AOSP is actively identifying optimization initiatives to reduce the Project's exposure to heavy oil price differentials. We have observed that the heavy oil differential to WTI tends to increase as WTI itself appreciates. If this relationship continues, we would expect heavy oil differentials to remain wide in periods of robust commodity prices. Western expects its sales price realizations to improve in 2006 largely due to the absence of any fixed-price hedges, which ended in December 2005, allowing Western to fully participate in actual crude oil prices during the upcoming year. In total, Western's fixed price hedging program, which commenced during 2003, reduced revenue by approximately $250 million. These hedges were executed in late 2002 and over the course of fiscal 2003 during a significantly lower crude oil price regime. The hedging program (which locked-in a fixed WTI price on Western's share of production from the AOSP ranging from 20,000 barrels per day down to 7,000 barrels per day at its completion in the last quarter of 2005) provided a base line level of cash flow to meet future debt servicing and working capital commitments and protected the Company from a precipitous drop in oil prices.

     As detailed in the "Financial Risks" section, Western completed a separate strategic crude oil risk management program during the third quarter of 2005 covering a portion of our production from 2007 through to the end of 2009. The put/call "collar" structure employed establishes a floor price for up to two-thirds of our expected production, yet allows for participation in increasing oil prices during this period and, thereby, does not limit the upside potential related to commodity price appreciation to the same degree as the fixed-price swap contracts used previously.

     Western generated net revenue of $591.4 million in 2005 compared to $321.0 million in 2004, representing an 84 per cent increase. Net revenue reflects the costs of purchased feedstocks and transportation costs downstream of Edmonton. Feedstocks are crude oil products introduced at the Upgrader. Some feedstocks are introduced into the hydrocracking/hydrotreating process and others are used as blendstock to create various qualities of synthetic crude oil products. The cost of these feedstocks depends on world oil markets and the spread between heavy and light crude oil prices.

-----------------------------------------------------------------------------
Net Revenue
($ thousands, except as indicated)                         2005         2004
-----------------------------------------------------------------------------

Revenue
    Oil Sands (1)                                       777,876      458,502
    Marketing and Transportation                        132,454      178,409
=============================================================================
    Total Revenue                                       910,330      636,911

Purchased Feedstocks and Transportation
    Oil Sands                                           185,693      137,810
    Marketing and Transportation                        133,241      178,116
=============================================================================
    Total Purchased Feedstocks and Transportation       318,934      315,926

Net Revenue
    Oil Sands (1)                                       592,183      320,692
    Marketing and Transportation                           (787)         293
=============================================================================
    Total Net Revenue                                   591,396      320,985

Synthetic Crude Sales (bbls/d)                           42,534       36,210
Crude Oil Sales Price ($/bbl) (2)                         49.91        34.60
=============================================================================

(1) Oil sands revenue and net revenue are presented net of Western's hedging activities.
(2) Realized crude oil sales price ($/bbl) is calculated as oil sands revenue less any transportation costs divided by synthetic crude sales volume. For the year ended 2005, $3.0 million (2004 - nil) had been incurred for transportation costs related to oil sands.


O P E R A T I N G   C O S T S

We believe that, to a certain extent, our operating costs are a function of longer-term WTI prices. In 2005, WTI averaged US$56.56 per barrel, which put upward pressure on certain cost components, including natural gas. Operating costs for oil sands operations typically decline over time as the technological and engineering challenges are addressed and resolved and as efficiency and effectiveness programs are completed. These efficiencies are being realized at the AOSP, and we expect to see a continued reduction in unit operating costs over the coming years; however, this may be offset by continued increases in the cost of natural gas and of basic materials and supplies caused by major demand pull in critical supply markets and variations in the ore body with respect to bitumen grade and strip ratio (ore to waste). Given our state-of-the-art technology, and what we assess as a superior ore body, we believe Western can be one of the lowest-cost producers of synthetic crude oil in the Canadian oil sands.

     Western's share of Project operating costs totalled $250.4 million in 2005 (2004 - $213.0 million). Included in this total are the costs associated with removing overburden at the Mine and transporting bitumen from the Mine to the Upgrader. On a per processed barrel of bitumen basis, unit operating costs were $22.06 per barrel based on average production of 31,994 barrels per day in 2005 compared to $21.17 per barrel based on average production of 27,108 barrels per day in 2004.

     Higher unit operating costs in 2005 were largely due to increasing natural gas costs for fuel, utilities and hydrogen supply as well as higher input costs for materials and supplies in an escalating commodity price environment. Natural gas costs per unit increased 19 per cent over 2004 as a result of higher underlying gas prices. We also observed higher prices for supplies and materials and contract services as a result of the heated commodity environment, as these suppliers were themselves experiencing higher demand for their goods and services leading to higher costs. Unit operating costs in 2005 were also impacted by repair costs incurred in the first quarter, stemming from the forced operational outages that commenced in the fourth quarter of 2004 and extended into the first quarter of 2005. Unit operating costs per processed barrel of bitumen were $25.44 per barrel in the first quarter of 2005. Over the next three successive quarters, where the Project achieved record production levels, unit operating costs averaged $21.22 per processed barrel of bitumen, of which $5.10 per barrel relates to natural gas.

     Operating costs are, and will continue to be, a key metric among companies active in the mineable oil sands industry. Companies that control costs will drive better financial results. Different oil sands producers have different cost structures and accounting treatments that require careful analysis to make meaningful comparisons. Western, for example, includes the cost of transporting processed bitumen from Fort McMurray to Edmonton as part of overall operating costs, whereas other industry players net these transportation costs from oil sands revenue. Western also includes in its operating costs the cost to remove the overburden in its mining operations, while some other oil sands producers capitalize such costs. Nevertheless, all companies active in the energy industry are coming to terms with the higher commodity price environment and associated increased costs for materials, supplies and natural gas. Even though the entire industry cost structure has shifted upwards, Western will continue to evaluate all methods to control and reduce its cost structure. As the majority of the AOSP's operating costs are fixed, to the extent the Project can maintain continuous reliable operations, total unit operating costs will decrease as the costs are spread out over a greater production base.

------------------------------------------------------------------------------
Operating Costs
($ thousands, except as indicated)                         2005         2004
------------------------------------------------------------------------------

Operating Expenses for Bitumen Sold
    Operating Expense - Income Statement                250,389      212,993
    Operating Expense - (Inventoried)/Expensed in
        Purchased Feedstocks                             11,704       (3,058)
==============================================================================
    Total Operating Expenses for Bitumen Sold           262,093      209,935
------------------------------------------------------------------------------
Sales (barrels per day)
    Total Synthetic Crude Sales                          42,534       36,210
    Purchased Upgrader Blendstocks                        9,979        9,112
==============================================================================
    Synthetic Crude Sales Excluding Blendstocks          32,555       27,098
------------------------------------------------------------------------------
Operating Expenses per Processed Barrel ($/bbl) (1)       22.06        21.17
==============================================================================

(1) Operating expenses per processed barrel ($/bbl) is calculated as total operating expenses for bitumen sold divided by synthetic crude sales excluding blendstocks. This calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.


O P E R A T I N G   N E T B A C K S

Despite the forced operational outages experienced in the fourth quarter of 2004 that extended into the first quarter of 2005, Western achieved a robust netback per barrel excluding commodity hedge impacts, compared to previous quarters. Heavy oil differentials widened towards the end of the year and, combined with the continued strength in the US/Cdn exchange rate, put pressure on our fourth quarter results. The heavy oil differential widened in part due to the seasonal reduction in demand by refineries as they undertake year-end maintenance programs. We expect to achieve materially higher netbacks in 2006 due to the expiration of our fixed-priced swap hedging program on December 31, 2005, assuming that commodity prices maintain current levels. Hedging losses of $110.4 million in 2005 materially decreased Western's netbacks.

Royalties

Royalties amounted to $4.0 million or $0.34 per barrel of bitumen in 2005 compared to $3.0 million or $0.30 per barrel of bitumen in 2004. Higher gross royalties reflect record production levels in 2005, together with a higher deemed bitumen price, the latter of which serves as the basis for the royalty calculation. Initially, royalties are calculated at one per cent of the gross revenue from the bitumen produced (based on its deemed value prior to upgrading) until recovery of all capital costs associated with the Muskeg River Mine and Extraction Plant, together with a return on capital equal to the Government of Canada's federal long-term bond rate. After full capital cost recovery, the royalty is calculated as the greater of one per cent of the gross revenue on the bitumen produced or 25 per cent of the net revenue on the bitumen produced. Western fully expects to participate in the expansions of the AOSP. As such, Western anticipates that additional capital incurred to construct the expansions will be added to the capital base for royalty purposes. Western believes certain capital relating to the extraction of bitumen will be "ring-fenced" for royalty purposes, which, in turn, will extend our royalty horizon. Assuming a long-term WTI price of US$55.00 to US$60.00 and a US/Cdn exchange rate of $0.85, we estimate our royalty horizon on the Project to be approximately 2010, after which we will be paying royalties at the higher rates. The royalty horizon may be accelerated or postponed depending on future prices of crude oil, foreign exchange rates and the timing and inclusion of capital expenditures.


R E S E R V E S,   R E S O U R C E S   A N D   L A N D

Under the terms of the Joint Venture Agreement for the AOSP, Western and its Joint Venture Participants have in place a Participation and Area of Mutual Interest Agreement ("AMI"). The AMI stipulates that the Project Owners have rights to participate in any additional leases that are acquired by any one of the Joint Venture Participants in the Athabasca region.

     Within the Project we have the following: proved and probable reserves that are associated with the existing operations at the Muskeg River Mine; resources on lands within the Joint Venture that have been evaluated; and finally, undeveloped lands which have been acquired by all three Owners during the past year that are included under the terms of the AMI and are subject to evaluation for possible future development.

Reserves

GLJ Petroleum Consultants Ltd. ("GLJ") has independently estimated that the proved and probable reserves on the west side of Lease 13 are 1.6 billion barrels (310 million barrels net to Western). These proved and probable reserves translate into a reserve life index of approximately 27 years based on an anticipated undiluted bitumen production rate of 155,000 barrels per day (31,000 barrels per day net to Western). Substantial reserve additions will be made as the AOSP moves through the gating process for the upcoming phases of expansion. Resources from our future expansions will be booked as reserves when the expansion phases are permitted, funding is approved and certain stipulations pursuant to the Joint Venture Agreement are satisfied. The table below summarizes the Project's reserves and our share of those proved and probable reserves as at December 31, 2005 on a synthetic crude oil basis utilizing GLJ's forecast of escalating prices and costs. Synthetic crude oil is dry bitumen, uplifted by three per cent for hydrocracking/hydrotreating.

     The following information relating to our reserves and present values of estimated future net cash flow constitutes forward-looking statements as it is based upon assumptions relating to, among others, volumes of oil in place, recoverability of bitumen, production rates, royalty rates, operating and development costs, capital expenditures, commodity prices and foreign exchange rates. For a description of the risks and uncertainties facing Western that could impact on the volume and value of the reserves reported below, see "Outlook for 2006".

--------------------------------------------------------------------------------------------------------------------------
Reserves Summary                            Gross    Working
--------------------------------------------------------------------------------------------------------------------------

                                                                                 Present Value of Estimated Future
                                          Project   Interest   Net After         Net Cash Flow before Income Taxes

                                         Reserves   Reserves     Royalty           0%         10%        15%         20%
--------------------------------------------------------------------------------------------------------------------------
                                         (MMbbls)   (MMbbls)    (MMbbls)                     ($ millions)
Proved                                        974        195         179       3,650       2,014      1,611       1,337
Probable                                      577        115         104       2,799         671        386         248
==========================================================================================================================
Proved Plus Probable                        1,551        310         283       6,449       2,685      1,997       1,585
==========================================================================================================================

Reserves Reconciliation (Working Interest)
Proved Plus
(MMbbls)                                                                                             Proved    Probable
--------------------------------------------------------------------------------------------------------------------------
December 31, 2004                                                                                       204         317
Production                                                                                              (12)        (12)
Revisions                                                                                                 3           5
==========================================================================================================================
December 31, 2005                                                                                       195         310
==========================================================================================================================


Resources

The AOSP has several leases that have been formally evaluated for resource potential. These are Leases 88, 89, 90, 9 and 17 and the remainder of Lease
13. Western engaged Norwest Corporation ("Norwest") to conduct this assessment. They provided high, best and low estimates of discovered resources for each area, with the exception of Lease 17 which only includes a high estimate. The best case estimate for the discovered resources on a total AOSP basis exceeds 8.2 billion barrels in place or 1.6 billion barrels net to Western. Except in the case of Lease 17 where data is limited, Norwest's report is based on several critical assumptions in order to record resources-in-place, namely, minimum bitumen by weight of seven per cent to total weight, minimum mining thickness of three metres and maximum total volume to bitumen in place ("TV:BIP") of 12:1. The details of the specific leases are summarized in the table below.

--------------------------------------------------------------------------------------------------------------------------
Estimate of Discovered Resources (1) (2)                                              High          Best            Low
(MMbbls in place)                                                                    (P90)         (P50)          (P10)
--------------------------------------------------------------------------------------------------------------------------
Remainder of Lease 13                                                                5,251         5,028          3,194
Lease 90                                                                               269           253            162
Leases 88 and 89                                                                     2,382         2,038            856
Lease 9 and 17 (3)                                                                   2,110           899            431
--------------------------------------------------------------------------------------------------------------------------
Total                                                                               10,012         8,218          4,643
--------------------------------------------------------------------------------------------------------------------------

(1 The table above represents total Project interest in the leases which are currently held by Shell. Under the AMI, Western has the right to participate in these leases to a 20 per cent level.
(2) "Discovered Resources" are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources are divided into economic and uneconomic categories, with the estimated future recoverable portion classified as reserves and contingent resources, respectively. (Source:Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 5.2.2.)
(3) Norwest only inferred resources to Lease 17 (high estimate only) reflecting a probability of only 10 per cent that the resource equals or exceeds the estimated amount given the limited amount of data available on this lease. Major assumptions used in the classification of inferred resources for Lease 17 were average in-place bitumen content of 10 per cent to total weight and ore thickness of approximately 15 metres over less than half the lease area. Due to the level of uncertainty on this lease, it should not be assumed that all or any part of an inferred resource will be upgraded as a result of continued exploration.

Undeveloped Land

During 2005, Shell acquired additional mineable oil sands acreage including leases 15, 309, 310, 351, 352, 631 and 632. These leases were acquired through public land auctions held by the Government of Alberta. Pursuant to the AMI, Western has rights to participate to a 20 per cent interest in the development of these leases.

     A second addition to the undeveloped land base are five heavy oil leases recently purchased by Chevron. It is believed these leases would be amenable to extract bitumen through in-situ recovery methods. Western has the right to participate to a 20 per cent undivided interest in these leases. Our right may be exercised upon Chevron providing us with formal notice of the purchase, followed by our response within 60 days of that notice regarding our intent to participate, together with the applicable payment.

     A further addition to this already extensive land position is Lease 353, which Western itself acquired during 2005, representing 8,225 acres. This lease is also considered in-situ in nature. Western holds a 60 per cent interest in this lease as both Shell and Chevron have elected to participate to a 20 per cent interest. Western significantly increased its internal organizational capabilities in 2004 and 2005 by adding senior technical staff to develop our in-situ strategy.

     Combining all of the leases under the AMI, the acreage position in the Athabasca region now approaches 284,000 acres (60,000 acres net to Western), more than doubling the land base compared to 2004. Of this total, approximately 71 per cent represents mineable leases, with the remaining 29 per cent considered in-situ. The leases recently acquired by all Joint Venture partners have not yet been evaluated for resource potential; however, several are located adjacent to leases where resource evaluations have been conducted. An extensive core-hole drilling program will be conducted over the next several years on all of the newly acquired leases to evaluate the resource potential. The leases recently acquired by Shell could potentially be developed as an extension to the AOSP's continuous construction expansion strategy.

     The exploration and development of this significant land base, both mineable and in-situ, could involve a substantial and material capital commitment on the part of Western to maintain our rights. Assessments regarding Western's involvement are always made in the context of maintaining the integrity of our financial position and creating shareholder value.


C O R P O R A T E   R E S U L T S

Research and Business Development

A small portion of Western's capital budget is directed to new business development activities. These activities include: research and development efforts with the objective of identifying ways to add value to our existing assets; the addition of some internal technical capabilities in order to evaluate opportunities as they arise either through our Joint Venture partners or independently; and finally, as part of Western's long-range strategy, plans include expanding our organizational capabilities to evaluate business opportunities, domestically or internationally, by taking our core competencies and skills and applying them to new ventures that represent long-life projects with significant hydrocarbon resource potential. Western incurred $10.7 million for research and business development expenses in 2005, of which $5.0 million relates specifically to AOSP-related research projects. In 2004, Western recorded $4.7 million for research and business development, which related entirely to the impairment of a previously capitalized research project. Amounts are higher compared to the prior year period as Western continues to add significant technical and professional staff to source and investigate business development activities.

General and Administrative Expenses

General and administrative expenses ("G&A") were $11.3 million in 2005 or $0.97 per barrel compared to $8.1 million or $0.82 per barrel in 2004. The increase is largely a function of Western analyzing certain business development activities that result in higher levels of professional and legal fees, travel and other corporate expenses that arise in conducting these evaluations. It also reflects additional professional costs incurred during 2005 due to increased public company compliance requirements compared to 2004.

Insurance Expenses

Insurance expenses were $8.0 million in 2005 compared to $9.4 million in 2004. Western maintains insurance policies covering property damage, business interruption, commercial general liability and directors and officers liability, in addition to various corporate policies. Insurance expense in 2005 is lower than the previous year due to a reduction in the premiums associated with our policies and the strengthening of the Cdn/US exchange rate as these premiums are paid in US dollars. There were no material modifications in coverage compared to the prior year.

     We are expecting insurance expenses to increase in 2006 as a result of higher limits on such policies as business interruption, together with increased premiums charged by insurance carriers on our corporate policies, given worldwide events in the insurance marketplace.

Interest Expense

During 2005, total interest charges were $58.2 million, $3.0 million lower than 2004. The 2005 expense of $58.2 million is comprised of $54.3 million related to interest charges on our debt obligations (2004 - $59.1 million), $2.6 million (2004 - $2.0 million) on our capital lease obligations and $1.3 million (2004 - $nil) on our option premium liability. The option premium liability relates to Western's new strategic crude oil risk management program implemented in the third quarter of 2005 and the decision to defer the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge that is reported as interest expense.

     Western's debt obligations include US$450 million Senior Secured Notes and a $340 million Revolving Credit Facility. The average percentage cost of our debt increased over last year due to Western aggressively repaying debt under its Revolving Credit Facility. As this debt is priced at a lower interest rate, the average overall interest rate will increase since the Senior Notes represent a larger percentage of the outstanding debt. The Notes bear interest at 8.375 per cent and are not callable before their maturity date of May 1, 2012. Western's ability to meet fixed debt servicing costs continues to improve which can be measured by the interest coverage ratio. This ratio has improved nearly seven-fold over the last two years, when initially Western's leverage was significantly higher than at the end of 2005. Interest expense on a per barrel basis has also decreased as debt is repaid and production achieves sustained rates meeting or exceeding design specifications.

     The table on page 32 summarizes our interest expense and average cost of debt for the past two fiscal years.

-------------------------------------------------------------------------------
Interest and Long-Term Debt Financing
($ thousands, except as indicated)                       2005         2004
-------------------------------------------------------------------------------
Interest Expense
    Interest Expense on Long-Term Debt                 54,324       59,118 (2)
    Interest on Obligations under Capital Lease         2,562        2,036
    Interest on Option Premium Liability                1,279            -
===============================================================================
    Total Interest Expense                             58,165       61,154
===============================================================================
Long-Term Debt Financing
    US$450 Million Senior Secured Notes (1)           524,655      541,620
    Revolving and Senior Credit Facilities             41,000      216,000 (2)
===============================================================================
    Total Long-Term Debt                              565,655      757,620
===============================================================================
Average Long-Term Debt Level                          661,638      809,100
Average Cost of Long-Term Debt (3)                       8.21%        7.31%
===============================================================================

(1) Under Canadian GAAP, the Senior Secured Notes are recorded in Canadian dollars at exchange rates in effect at each balance sheet date. Unrealized foreign exchange gains or losses are then included on the Consolidated Statement of Operations.
(2) For comparative purposes, amounts include the $95 million principal outstanding under the $100 million Senior Credit Facility, which is classified for accounting purposes as short-term liabilities pursuant to its maturity on April 23, 2005.
(3) Calculated by dividing the interest expense on long-term debt by the average long-term debt balance outstanding during the year.


Depreciation, Depletion and Amortization

In 2005, Western recorded $50.7 million as depreciation, depletion and amortization expense compared to $44.5 million in 2004. Depletion is calculated on a unit of production basis for our share of Project capital costs, while previously deferred financing charges are amortized on a straight-line basis over the remaining life of the debt facilities. The increase for 2005 is primarily a result of an 18 per cent increase in production in 2005 versus 2004.

---------------------------------------------------------------------------------------------------------------
Depreciation, Depletion &Amortization
Year ended December 31                                              2005                          2004
---------------------------------------------------------------------------------------------------------------

                                                      ($ thousands)       $/bbl    ($ thousands)        $/bbl
---------------------------------------------------------------------------------------------------------------
Depreciation and Depletion                                   48,206        4.13           41,933         4.23
Amortization                                                  2,532        0.22            2,582         0.26
===============================================================================================================
Total Depreciation, Depletion and Amortization               50,738        4.35           44,515         4.49
===============================================================================================================

Foreign Exchange

In 2005, WTI averaged US$56.56 per barrel compared to US$41.40 per barrel in 2004, representing a 37 per cent increase. This significant appreciation in the commodity price was offset somewhat by a strengthening in the Canadian dollar relative to the US dollar. For Western, the negative impact of the foreign exchange rate increase on revenue was somewhat offset by lower interest costs expressed in Canadian dollars on our US dollar denominated Senior Secured Notes and a reduced liability (as measured in Canadian dollars) associated with this debt. In 2005, Western recorded an unrealized foreign exchange gain of $17.0 million compared to a gain of $40.0 million in 2004 relating to the conversion of the Senior Secured Notes to Canadian dollars. As reference points, the noon-day closing foreign exchange rate on December 31, 2005 was $0.8577 US/Cdn compared to $0.8308 US/Cdn on December 31, 2004. In terms of average noon-day rates for the respective periods, fiscal 2005 was $0.8254 US/Cdn compared to $0.7683 US/Cdn for fiscal 2004.

Income Taxes

Western has sizeable tax pools totalling $1.4 billion that were accumulated in conjunction with our 20 per cent share of the construction costs for the Muskeg River Mine and Extraction Plant and the Scotford Upgrader. These tax pools will be used to offset future taxable income and extend the time horizon before we pay cash taxes.

     For the year ended December 31, 2005, Western recorded a future income tax liability of $56.4 million compared to a future income tax asset of $14.5 million at December 31, 2004. Western recognized approximately $71.0 million of future income tax expense during the year as we had record profitability in 2005. During 2005, we expensed $3.0 million (2004 - $1.7 million) with respect to the Large Corporations Tax. No other current taxes are payable and Western's cash tax horizon is estimated to be 2010 given a long-term WTI price of US$55.00 to US$60.00 and a US/Cdn foreign exchange rate of $0.85. Western's forecasted cash tax horizon is predicated on the successful execution of the AOSP expansion initiatives that would see gross AOSP production exceed 500,000 barrels per day.

     Commencing in the latter part of 2005, discussions were held between the AOSP and the Canada Revenue Agency ("CRA") regarding the proper characterization of certain expenditures included in the Canadian exploration expenses in those years. These discussions may result in a change to the treatment of certain expenditures renounced pursuant to Western's flow-through share offerings in prior years. Refer to the section titled "Flow-Through Shares" and Western's financial statements (Note19).

--------------------------------------------------------------------------------------
Tax Pools
December 31 ($ thousands)                                        2005           2004
--------------------------------------------------------------------------------------
Canadian Exploration Expense                                   89,140        141,327
Canadian Development Expense                                   23,657         33,795
Canadian Exploration and Development Overhead Expense               -              -
Cumulative Eligible Capital                                     7,925          7,479
Capital Cost Allowance                                        126,001         89,194
Accelerated Capital Cost Allowance                          1,090,155      1,087,056
======================================================================================
Total Depreciable Tax Pools                                 1,336,878      1,358,851
Loss Carry Forwards                                            14,000        163,740
Financing and Share Issue Costs                                 9,596         15,130
======================================================================================
Total Tax Pools                                             1,360,474      1,537,721
======================================================================================


Net Earnings

Net earnings increased seven-fold, reaching $149.4 million ($0.93 per share) in 2005, compared to $19.5 million ($0.12 per share) in 2004. Earnings for the year reflect $17.0 million ($14.1 million net of tax) of unrealized foreign exchange gains on our US$450 million Senior Secured Notes, a $13.5 million ($9.1 million net of tax) unrealized gain on risk management activities and a future income tax expense of $71.0 million. Earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and risk management gains were $307.0 million. Cash flow from operations, before changes in non-cash working capital, was $244.2 million ($1.52 per share) in 2005 compared to $23.0 million ($0.15 per share) in 2004. Excluding the negative impact of fixed-price crude swaps, earnings and cash flow from operations would have been $259.8 million and $354.6 million, respectively. Robust commodity prices, together with sustained reliable operations over the course of the year, resulted in a new annual record for EBITDAX for Western.
Excluding the negative impact of the fixed-price crude swaps, EBITDAX would have equalled $417.4 million. Western's fixed price hedging program expired at the end of fiscal 2005 and, therefore, Western will participate to a greater extent in actual commodity prices than it experienced in 2004 and 2005 should prices remain at these levels.

The table below provides the reconciliation between net earnings attributable to common shareholders, cash flow from operations (before changes in non-cash working capital) and EBITDAX.

--------------------------------------------------------------------------------------------------------------
Reconciliation:Net Earnings to EBITDAX
December 31 ($ thousands)                                                 2005          2004           2003
--------------------------------------------------------------------------------------------------------------
                                                                                                 (restated)
Net Earnings Attributable to Common Shareholders                       149,449        19,452         15,003
Add (Deduct):
    Depreciation, Depletion and Amortization                            50,738        44,515         27,531
    Accretion on Asset Retirement Obligation                               562           471            471
    Stock-Based Compensation                                             3,149           967            278
    Impairment of Long-lived Assets                                          -         4,733              -

    Unrealized Foreign Exchange Gain                                   (17,803)      (39,960)       (35,280)
    Unrealized Risk Management Gain                                    (13,450)            -              -
    Future Income Tax Expense (Recovery)                                70,956        (7,104)        (4,330)
    Interest Expense on Option Premium Liability                         1,278             -              -
    Charge for Convertible Notes                                             -             -          2,130
    Cash Settlement on Asset Retirement Obligations                        (52)            -              -
    Cash Settlement on Performance Share Units                            (596)          (30)             -
==============================================================================================================
Cash Flow from Operations, before Changes in
    Non-Cash Working Capital                                           244,231        23,044          5,803
Add (Deduct):
    Interest (excluding interest on Option Premium Liability)           56,887        61,154         38,429
    Realized Foreign Exchange Loss                                       2,242         1,610            304
    Large Corporations Tax                                               3,000         1,749          3,079
    Cash Settlement on Asset Retirement Obligations                         52             -              -
    Cash Settlement on Performance Share Units                             596            30              -
==============================================================================================================
EBITDAX                                                                307,008        87,587         47,615
==============================================================================================================

Please refer to page 44 for a discussion of non-GAAP financial measures.


Quarterly Information

The following table summarizes key financial information on a quarterly basis for the last two fiscal years.

-----------------------------------------------------------------------------------------------------------------------------
Quarterly Information
($ millions, except per share amounts)                                Q1          Q2          Q3         Q4       Total
-----------------------------------------------------------------------------------------------------------------------------
2005
Net Revenue                                                           91.7       148.2       185.7      165.8       591.4
Capital Expenditures, Net                                             17.5       (12.9)       16.0       26.2        46.8
Long-Term Debt                                                       773.3       755.5       597.5      565.7       565.7
Cash Flow from Operations (1)                                         10.8        68.0        95.0       70.4       244.2
Cash Flow per Share (2) (5) (6)                                       0.07        0.42        0.59       0.44        1.52
Earnings (Loss) Attributable to Common Shareholders (3) (4)           (1.9)       28.7        79.3       43.3       149.4
Earnings (Loss) per Share - Basic (3) (6)                            (0.01)       0.18        0.50       0.27        0.93
- Diluted (3) (6)                                                    (0.01)       0.18        0.49       0.27        0.92
=============================================================================================================================

2004
Net Revenue                                                           82.7        93.3       104.1       40.9       321.0
Capital Expenditures, Net                                              5.5         7.3        13.5       13.8        40.0
Long-term Debt                                                       852.7       715.2       638.8      662.6       662.6
Cash Flow from Operations (1)                                          9.0        19.4        32.5      (37.9)       23.0
Cash Flow per Share (2) (5) (6)                                       0.06        0.12        0.21      (0.24)       0.15
Earnings (Loss) Attributable to Common Shareholders                   (5.7)       (9.2)       42.4       (8.0)       19.5
Earnings (Loss) per Share - Basic (6)                                (0.04)      (0.06)       0.27      (0.05)       0.12
- Diluted (6)                                                        (0.04)      (0.06)       0.26      (0.05)       0.12
=============================================================================================================================

(1) Cash flow from operations is expressed before changes in non-cash working capital.
(2) Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic. 2004 amounts restated to reflect 3:1 share split effected in May 2005.
(3) Includes unrealized foreign exchange gains (losses) on US$450 million Senior Secured Notes and Option Premium Liability: (Q1 (loss) - $2.7 million, Q2 (loss) - $7.2 million, Q3 - $30.2 million, Q4(loss) - $2.5 million).
(4) Includes unrealized risk management gains (losses) on strategic crude oil program (Q1 - nil; Q2 - nil; Q3 - $1.7 million; Q4 - $11.8 million).
(5)  Please refer to page 44 for a discussion of non-GAAP financial measures.
(6) Per share amounts pre-May 2005 have been restated to reflect 3:1 share split effective May 30, 2005. Total amounts may not add due to rounding.

L I Q U I D I T Y   A N D   F I N A N C I A L   P O S I T I O N

Western's liquidity and financial position has strengthened significantly since its inception. In particular, 2005 represented a record year in terms of production, earnings and cash flow. Cash flow from operations was used to fund all of our capital expenditures during 2005. Excess cash flow of $197 million was primarily applied to repay bank credit facilities. As a result, Western's overall debt to capitalization ratio has improved substantially. At year-end 2005, this ratio was 50 per cent, down from its high of 66 per cent at the end of 2003. The implementation of a strategic crude oil risk management program announced in the third quarter of 2005, covering fiscal years 2007 through to 2009, will provide certainty of cash flow during this time period to provide the funding of a majority of our expansion capital needs in light of upcoming capital expenditures associated with the first of multiple phases of expansion of the AOSP. Incremental debt may be required to fund future expansion phases and other new business development initiatives as they arise.

Debt Financing

In 2005, we maintained our US$450 million of Senior Secured Notes as they are non-callable with a maturity of May 1, 2012. We were also successful in making two amendments to our bank credit facilities. First, in March 2005, we amended the $240 million Revolving Credit Facility (the "$240 million Revolver") to consolidate its commitments and the $100 million Senior Credit Facility, whereby all terms and covenants of the $240 million Revolver apply to the new combined facility. This consolidation feature was specifically structured as part of the $240 million Revolver at its inception. Second, this new $340 million Revolving Credit Facility ("Revolving Credit Facility") was again amended in October 2005, with respect to pricing, to reflect Western's improved financial profile. The amendments reduced the pricing to nil to 225 basis points over the bank prime lending rate, bankers acceptances or US LIBOR notes, as applicable, which formerly ranged from 100 to 200 basis points. At December 31, 2005, $41 million (2004 - $216 million) had been drawn on this facility, with $258 million in unused capacity. Additionally, as at December 31, 2005, letters of credit issued in the amount of $8.9 million (2004 - $8.1 million) were outstanding under the Revolving Credit Facility.

     The size of the Revolving Credit Facility is a function of the value of the reserves attributable to Western. Therefore, based on the reserve evaluation as at December 31, 2005, Western has full access to the $340 million limit under the Revolving Credit Facility. As Western and its Joint Venture Participants commit to expansions and the associated reserves are attributed proratably to each partner, Western may have the ability to increase its debt capacity beyond the current limits.

Equity Financing

Cash flow from operations was more than sufficient to fund the modest capital expenditures and working capital commitments during 2005. We will continue to assess all forms of financing vehicles, both in the debt and equity capital markets, to ensure Western's capital structure is highly efficient in any given circumstance.

     The share performance graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on December 31, 2000 in the Company's Common Shares with the cumulative total return of the S&P/TSX Total Return Composite Index and the S&P/TSX Capped Energy Index, assuming the reinvestment of dividends, where applicable, for the comparable period. Western has significantly outperformed both indices since the Company's inception.

-------------------------------------------------------------------------------
Equity Capital
At December 31                                                           2005
-------------------------------------------------------------------------------
Issued and Outstanding:
    Common Shares                                                 160,518,041
Outstanding:
    Stock Options                                                   3,527,932
-------------------------------------------------------------------------------
Fully Diluted Number of Shares                                    164,045,973
-------------------------------------------------------------------------------


Capital Expenditures

Capital expenditure programs are conducted under the Joint Venture Agreement whereby we participate in the operations of the Project to our 20 per cent working interest, and we are responsible for our respective share of the costs. Western also incurs capital expenditures of its own accord as a result of new business development initiatives. Net capital expenditures totalled $46.8 million in 2005 compared to $40.0 million in 2004. The majority of the gross increase in capital expenditures relates primarily to increased business development activity which rose to $13.3 million in 2005 compared to $3.8 million in 2004.

-------------------------------------------------------------------------------
Capital Expenditures
December 31 ($ millions)                                     2005        2004
-------------------------------------------------------------------------------
Project-Related Capital
    Profitability Capital                                    31.2        16.1
    Growth Initiatives                                        9.0         7.1
    Long-lead Items                                           5.6         -
    Sustaining Capital                                        5.8        15.8
===============================================================================
Total Project-Related Capital                                51.6        39.0
Business Development and General Corporate Expenditures      13.3         3.8
Capitalized Insurance Costs                                   4.4         3.6
Insurance Proceeds                                          (22.5)       (6.4)
===============================================================================
Net Capital Expenditures                                     46.8        40.0
===============================================================================

Analysis of Cash Resources

Cash balances totalled $5.6 million at the end of 2005, slightly higher than the $3.7 million at December 31, 2004. Cash inflows included net operating cash flow of $244.2 million, insurance proceeds of $22.5 million and equity proceeds of $2.7 million from the exercise of stock options. Cash outflows included repayments of long-term debt and obligations under capital leases of $176.3 million, capital expenditures of $69.4 million, a working capital decrease of $21.7 million and an increase in deferred charges of $0.2 million.

     Record cash flow was generated in 2005 and cash flow in excess of capital expenditures was applied to reduce outstanding bank facilities. Western's strategy is to continue to apply excess cash flow to bank facilities to the extent of outstanding balances. In 2006, our capital expenditure program is projected to increase to $250 million, representing a combination of current base Project capital, capital associated with the first AOSP expansion, as well as capital allocated to identifying new business opportunities where we can utilize our expertise to deliver further shareholder value. To the extent possible, we will strive to maintain a minimal cash balance.

Contractual Obligations and Commitments

Western has assumed various contractual obligations and commitments in the normal course of our operations. Summarized below are significant financial obligations that are known as of February 16, 2006, and represent future cash payments that are required under existing contractual agreements. We have entered into these agreements either directly or as a partner in the Joint Venture. Feedstocks are included in the table below to comply with continuous disclosure obligations in Canada; however, Western could sell these products back to the market and eliminate any negative impact in the event of operational curtailments.

Contractual Obligations and Commitments (1)
                                                                          Payments Due by Period
-------------------------------------------------------------------------------------------------------------------------
                                                   Less Than                                       After
($)                                                   1 Year     1 - 3 Years   4 - 5 Years       5 Years          Total
-------------------------------------------------------------------------------------------------------------------------
US$450 Million Senior Secured Notes                        -              -              -       524,655        524,655
Revolving Credit Facility (2)                              -              -              -        41,000         41,000
Obligations under Capital Lease                        1,340          2,680          2,680        43,566         50,266
Option Premium Liability                                   -         95,642              -             -         95,642
Feedstocks                                           106,423        128,758         18,242        64,138        317,561
Pipelines and Utilities                               39,715         68,337         69,890       556,036        733,978
Mobile Equipment Lease                                 3,647         11,941         26,740             -         42,328
-------------------------------------------------------------------------------------------------------------------------
Total Contractual Obligations                        151,125        307,358        117,552     1,229,395      1,805,430
-------------------------------------------------------------------------------------------------------------------------

(1) In addition, we have an obligation to fund Western's share of the Project's Pension Fund and have made commitments related to our risk management program: see Notes 17 and 18, respectively, of the Consolidated Financial Statements.
(2) The Revolving Credit Facility is a three-year bank facility maturing initially on October 31, 2008, extendible annually at the lenders' discretion. Management considers this to be part of our long-term capital structure.

Insurance Claims

At the beginning of the year, Western had two large claims outstanding: at the Joint Venture level, a $500 million ($100 million net to Western) loss of profits claim stemming from the fire at the Mine on January 6, 2003, commonly referred to as Section III, and a stand-alone Western claim of $200 million pursuant to our Cost Overrun and Project Delay Policy commonly referred to as
Section IV. In the second quarter of 2005, the Joint Venture was successful in settlement proceedings with the named insurers on Section III in the amount of $220 million ($44 million net to Western). To date, Western, has received $19.4 million of its share of this settlement amount as certain insurers on
Section III are also named insurers on Section IV, which have withheld insurance proceeds payable to Western. We hope to receive the outstanding amounts upon conclusion of Section IV arbitration proceedings. Costs and premiums associated with Section III were capitalized as Western was pre-commercial operations at that time and, as such, amounts received pursuant to this settlement were reported as a reduction in capital assets.

     Arbitration proceedings under the terms of Section IV of Western's cost overrun and Project delay insurance policy have been initiated to resolve the disputes with insurers surrounding the claims for payment pursuant to this policy. In order to preserve Western's rights regarding this policy, Western has filed insurance claims for the full limit of the policy, namely $200 million, and we will also be seeking interest and punitive and aggravated damages. A number of procedural motions have been heard to date and further motions are expected to occur prior to the commencement of the main arbitration hearing. Some of the decisions relating to the preliminary motions have been appealed in the past and one is currently in appeal, resulting in delays to the commencement of the main arbitration hearing, which is now expected to occur in 2007. We continue to work toward a satisfactory conclusion to these proceedings.

     Similar to Section III, there are also amounts being withheld by certain insurers relating to the January 6, 2003 physical property damage claim, commonly referred to as Section I. To date, Western has received $16.1 million on this claim, with $19.4 million outstanding. The principal amount of Western's outstanding insurance claims is $244 million. Other than amounts collected up to December 31, 2005, no outstanding amounts are recorded in our financial statements nor are they included in any of our financing strategies.

Flow-Through Shares

In connection with the issuance of flow-through shares in 2001 and 2002, Western renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the mechanics of renouncing qualifying expenditures pursuant to flow-through shares, individual shareholders can reduce their income subject to personal income taxes. Commencing in the latter part of the year, discussions were held between the AOSP and the CRA regarding the proper characterization of certain expenditures included in the Canadian exploration expenses in those years. If the CRA successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact Western's obligations under the indemnity provisions in the subscription agreements and in turn, will impact Western's reported results. The subscription agreements for such flow-through shares stipulate that Western has indemnified subscribers for an amount equal to the tax payable and any associated interest by the subscribers if such renunciations are reduced under the Income Tax Act (Canada).

Fourth Quarter 2005

Western achieved a third consecutive quarter of record production in the fourth quarter of 2005, averaging 35,572 barrels per day. Earnings and cash flow for the fourth quarter were robust when compared to previous quarters. Record fourth quarter production, however, did not translate into corresponding record earnings or cash flow due to several factors. First, similar to the fourth quarter of 2004, the heavy oil differential to WTI increased in the last quarter of the year to approximately 42 per cent. This adversely impacted overall sales price realizations as a portion of our sales stream received a larger discount compared to the prior quarter, where the average differential to WTI was approximately 32 per cent. Second, the average WTI price for the fourth quarter was $60.02 per barrel compared to $63.19 per barrel for the third quarter of 2005. As underlying crude oil prices decline, our cash flow and profitability decrease accordingly, as our operations are sensitive to fluctuations in crude oil prices. Third, the continued strength in the US/Cdn exchange rate adversely impacted financial results. The average exchange rate for the fourth quarter was US/Cdn$0.8524 compared to US/Cdn$0.8325 for the third quarter of 2005. To the extent this exchange rate strengthens, Western receives fewer Canadian dollars on its US dollar sales. Due to these factors, our sales price realizations totalled $50.65 per barrel in the fourth quarter compared to $58.79 per barrel for the third quarter. As far as operating costs are concerned, natural gas prices increased 57 per cent in the fourth quarter despite the decline in WTI prices. NYMEX closing settlement prices averaged US$12.91/Mcf for the fourth quarter compared to US$8.21/Mcf for the third quarter, resulting in relatively higher operating costs than what would normally be expected in a decreasing WTI environment.


O U T L O O K   F O R   2 0 0 6

We caution readers and prospective investors of the Company's securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; risks surrounding the level and timing of capital expenditures required to fulfill the Project's growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the AOSP; risks relating to the execution of the Project's optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad.

     In 2006, we look forward to achieving continued operational improvements as we continue to seek ways to optimize performance at the AOSP. First quarter results will be impacted by unplanned production interruptions resulting from a tear in the main conveyor belt at the Mine that transports bitumen ore from the primary crushers to the extraction plant. Operations resumed full production design rates in late March on completion of the belt replacement. 2006 operations will also be impacted by the first full planned turnaround of the entire Project during the second quarter of this year. Much care and planning has been directed to this effort to ensure an expeditious return to full production in mid-2006. Western continues to maintain production guidance of 145,000 to 150,000 barrels per day (29,000 to 30,000 barrels per day, net to Western).

     Western's capital expenditure program for 2006 is estimated at approximately $250 million, which is comprised of $71 million for AOSP base Project improvement capital, $137 million for AOSP growth expenditures and $42 million for Western-led corporate development initiatives. Of this latter amount, the majority of the budgeted capital relates to oil sands related initiatives and downstream opportunities.

     Western does not have any physical barrels subject to hedging contracts for fiscal 2006 and is well-placed to take full advantage of the continued strength in commodity prices during the year should this occur. Financial results for 2006 are expected to be more highly correlated to underlying movements in crude oil prices due to the absence of financial risk management instruments. In addition, we will continue to monitor our 2007 to 2009 risk management positions.

     In 2005, Shell acquired other mineable leases in the Athabasca region and Western has an option to earn a working interest in these additional leases upon satisfying certain provisions of the Joint Venture Agreement. Taking into account these additional leases, together with the right to participate in the Chevron heavy oil leases along with Western's operated in-situ lease, translates into a land position, net to Western, which has more than doubled over the past year. An extensive core-hole drilling program is planned to evaluate these new leases over the next several years, in addition to previously held leases, to determine the resource potential available for future development.

     The AOSP is our core asset and primary focus. The expansion plans that are underway will bring Western's production from the Project to 100,000 to 120,000 barrels per day over the next eight to ten years. In addition, Western's long-term growth strategy includes maintaining under evaluation four to six potentially significant project opportunities, each of which is designed to create long-term shareholder value. These projects include research and development efforts to add value to our existing assets, downstream initiatives to reduce our exposure to heavy oil differentials, and identifying and evaluating opportunities in resource development of oil sands and other ventures with significant long-life hydrocarbon resource potential.


R I S K   A N D   S U C C E S S   F A C T O R S   R E L A T I N G   T O
O   W E S T E R N

Western faces a number of risks that we need to manage in conducting our business affairs. The following discussion identifies some of our key areas of exposure and, where applicable, sets forth measures undertaken to reduce or mitigate these exposures. A complete discussion of risk factors that may impact our business is provided in our Annual Information Form.

Financial Risks

The table below details the sensitivities of our cash flow and net earnings per share to certain relevant operating factors of the Project for 2006.

----------------------------------------------------------------------------------------------------------------------------------
SENSITIVITY ANALYSIS
                                                                              Basic                         Basic          Basic
                                                                          Cash Flow       Cash Flow      Earnings       Earnings
Variable                        Sensitivity Case           Variation    ($ millions)   per Share ($)  ($ millions)  per Share ($)
----------------------------------------------------------------------------------------------------------------------------------
Production                                30,000      1,000 bbls/day          19.49            0.12         11.90           0.07
Oil Price (US$WTI/bbl)                     56.00         US$1.00/bbl          10.25            0.06          6.87           0.04
Non-Gas Operating Costs                    21.75           $1.00/bbl          10.97            0.07          7.36           0.05
Natural Gas Price (Cdn$/mcf) (1)           10.02           $0.10/Mcf           0.60            0.00          0.40           0.00
Foreign Exchange (2)                        0.86         US/Cdn 0.01           5.93            0.04          0.12           0.04
==================================================================================================================================

(1) Each $1.00 per thousand cubic feet change in gas price results in a change of $0.44 per barrel in operating costs.
(2) Excludes unrealized foreign exchange gains or losses on long-term monetary items. The impact of the Canadian dollar strengthening by US$0.01 would increase net earnings by $2.7 million, based on December 31, 2004 US dollar denominated debt levels.

     Our financial results will depend on, amongst other factors, the prevailing price of crude oil and the Canadian/US currency exchange rate. Oil prices and currency exchange rates fluctuate significantly in response to supply and demand factors beyond our control and could have an impact on future financial results. Any prolonged period of low oil prices could result in a decision by the Joint Venture Owners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding decrease in our future revenues and earnings and could expose Western to significant additional expense as a result of certain long-term contracts. In addition, because natural gas comprises a substantial part of variable operating costs, any prolonged period of high natural gas prices could negatively impact our future financial results.

     Our debt level and restrictive covenants will have an important impact on our future operations. Our ability to make scheduled payments or to refinance our debt obligations will depend upon our financial and operating performance, which, in turn, will depend on prevailing industry and general economic conditions beyond our control. There can be no assurance that our operating performance, cash flow and capital resources will be sufficient to repay our debt and other obligations in the future.

     To mitigate our exposure to these financial risks and provide a stable financial footing as we enter the first phase of the AOSP expansion, we recently completed a strategic crude oil risk management program. This program was the culmination of extensive internal analysis and review and the recommended approach was approved by our Board of Directors. The overriding objective of the risk management program was to ensure the ability to fund significant capital expenditures in the event of a precipitous drop in the crude oil price. The program itself was a series of put and call options. Western purchased puts at various levels and financed in part the cost of these puts by selling call options on lower volumes over the same time period. The net cost of the program was US$3.74 per put barrel. All options bought and sold were executed on a deferred basis. Hence, Western made no upfront cash payment for these options but will do so as each monthly option expires.
Western deferred the options in order to properly match the underlying cash flow, but, more importantly, the implicit interest rate within the deferred options pricing was lower than Western's incremental borrowing rate. An interest expense associated with this program is a result of this deferral strategy. The program is summarized as follows:

--------------------------------------------------------------------------------------------------
Risk Management Activities                                          Period (calendar year)
--------------------------------------------------------------------------------------------------
                                                              2007          2008           2009
--------------------------------------------------------------------------------------------------
Put Options Purchased (bbls/d)                              20,000        20,000         20,000
Call Options Sold (bbls/d)                                  10,000        15,000         15,000
Average Put Strike Price (US$/bbl)                           52.50         54.25          50.50
Average Call Strike Price (US$/bbl)                          92.50         94.25          90.50
==================================================================================================

($ thousands)                                                               2005           2004
--------------------------------------------------------------------------------------------------
Risk Management Asset - Beginning of Period                                    -              -
Net Premium                                                               84,976              -
Increase in Fair Value                                                    13,450              -
==================================================================================================
Risk Management Asset - End of Period                                     98,426              -
==================================================================================================

     We must finance our share of the Project's operating costs in light of a volatile commodity price environment and ramp-up challenges. Should insufficient cash flow be generated from operations, additional financing may be required to fund capital projects and future expansion projects. If there is a business interruption, we may need additional financing to fund our activities until Business Interruption Insurance proceeds are received.

Operational and Business Risks

We are currently a single asset company. This asset is our investment in oil sands through the AOSP. As such, the vast majority of our capital expenditures are directly or indirectly related to oil sands construction and development, with the majority of our operating cash flow derived from oil sands operations.

     We are subject to the operational risks inherent in the oil sands business. Any unplanned operational outage or slowdown can impact production levels, costs and financial results. Factors that could influence the likelihood of this include, but are not limited to, uncertainties within the ore body, extreme weather conditions and mechanical difficulties.

     We sell our share of synthetic crude oil production to refineries in North America. These sales compete with the sales of both synthetic and conventional crude oil. Other suppliers of synthetic crude oil exist and there are several additional projects being contemplated. If undertaken and completed, these projects will result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb our share of the Project's synthetic crude oil production at economically viable prices.

     As an owner in the AOSP, we actively participate in operational risk management programs implemented by the Joint Venture to mitigate the above risks. Our exposure to operational risks is also managed by maintaining appropriate levels of insurance. To that end, in October 2005, we placed US$800 million of Property and Business Interruption Insurance, up from the US$500 million that was placed last year as well as our US$100 million of Liability Insurance to protect our ownership interest against losses or damages to the Owners' facilities, to preserve our operating income and to protect against our risk of loss to third parties.

     The Project depends upon successful operation of facilities owned and operated by third parties. The Joint Venture Owners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

o    Pipeline transportation is provided through the Corridor Pipeline;
o Electricity and steam are provided to the Mine and the Extraction Plant from the Muskeg River cogeneration facility;
o Transportation of natural gas to the Muskeg River cogeneration facility is provided by the ATCO pipeline;
o Hydrogen is provided to the Upgrader from the hydrogen manufacturing unit ("HMU") and Dow Chemicals Canada Inc. ("Dow"); and
o Electricity and steam are provided to the Upgrader from the Upgrader cogeneration facility.

     All of these third-party arrangements are critical to the successful operation of the Project. Disruptions related to these facilities could have an adverse impact on future financial results.

     We may be faced with competition from other industry participants in the oil sands business. This could take the form of competition for skilled people, increased demands on the Fort McMurray infrastructure (housing, roads, schools, etc.) or higher prices for the products and services required to operate and maintain the plant. We have significant plans for expansion and the strong working relationship the Project has developed with the trade unions will be an important factor in our future activities. Our relationship with our employees and provincial building trade unions is important to our future because poor productivity and work disruptions may adversely affect the Project - whether in construction or in operations.

     Western has announced its business strategy of investigating, at any one time, several separate projects that could significantly enhance shareholder value. Some of these projects may be located outside of Canada. These potential investments may involve such risks as uncertain political, economic, legal, regulatory and tax environments.

Environmental Risks

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called greenhouse gases ("GHG"). The Project will be a significant producer of some GHGs covered by the treaty. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set GHG emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta's Climate Change and Emissions Management Act, may require the reduction of emissions and/or emissions intensity from the Project. The direct or indirect costs of such legislation may adversely affect the Project. There can be no assurance that future environmental approvals, laws or regulations will not adversely impact the Owners' ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards or other environmental requirements may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may significantly increase operating costs or reduce output.

     We will be responsible for compliance with terms and conditions set forth in the Project's environmental and regulatory approvals and all laws and regulations regarding the decommissioning and abandonment of the Project and reclamation of its lands. The costs related to these activities may be substantially higher than anticipated. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent we do not meet the minimum credit rating required under the Joint Venture agreement, we must establish and fund a reclamation trust fund. We currently do not hold the minimum credit rating. Even if we do hold the minimum credit rating in the future, it may be determined that it is prudent or be required by applicable laws or regulations to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if we conclude that the establishment of such a fund is prudent or required, we may lack the financial resources to do so.

     The Joint Venture partners have established programs to monitor and report on environmental performance including reportable incidents, spills and compliance issues. In addition, comprehensive quarterly reports are prepared covering all aspects of health, safety and sustainable development on Lease 13 and the Upgrader to ensure that the Project is in compliance with all laws and regulations and that management is accountable for performance set by the Joint Venture Owners.

N O N - G A A P   F I N A N C I A L   M E A S U R E S

Western includes cash flow from operations per share, netback per barrel and earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and risk management gains ("EBITDAX") as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price and operating costs, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings (Loss) Attributable to Common Shareholders (both Canadian GAAP measures), Cash Flow from Operations per Share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes, risk management gains (losses) and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.


M A N A G E M E N T   C O N T R O L S   A N D   P R O C E D U R E S

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.


C R I T I C A L   A C C O U N T I N G   E S T I M A T E S

Western's critical accounting estimates are defined as those estimates that have a significant impact on the portrayal of our financial position and operations and that require management to make judgments, assumptions and estimates in the application of Canadian GAAP. Judgments, assumptions and estimates are based on historical experience and other factors that Management believes to be reasonable under current conditions. As events occur and additional information is obtained, these judgments, assumptions and estimates may be subject to change. We believe the following are the critical accounting estimates used in the preparation of our Consolidated Financial Statements.

Property, Plant and Equipment ("PP&E")

Western capitalizes costs specifically related to the acquisition, exploration, development and construction of the Project and other initiatives. This includes interest, which is capitalized during the construction and start-up phase for each project. Depletion on crude oil properties is provided over the life of proved and probable reserves on a unit of production basis, commenced when the facilities are substantially complete and after commercial production has begun. Other PP&E assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain Mine assets, which are amortized and depreciated over the life of proved and probable reserves. Reserve estimates can have a significant impact on earnings, as they are a key component to the calculation of depletion. A downward revision in the reserve estimate would result in increased depletion and a reduction of earnings.

     PP&E assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is identified, the assets are written down to the estimated fair market value. The calculation of these future cash flows is dependent on a number of estimates, which include reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result, future cash flows are subject to significant management judgment.

Asset Retirement Obligation

Western recognizes an asset and a liability for asset retirement obligations in the period in which they are incurred by estimating the fair value of the obligation. We determine the fair value by first estimating the expected timing and amount of cash flow, using third-party costs that will be required for future dismantlement and site restoration, and then calculating the present value of these future expenditures using a credit-adjusted risk-free rate appropriate for Western. Any change in timing or amount of the cash flow subsequent to initial recognition results in a change in the asset and liability, which then impacts the depletion on the asset and the accretion charged on the liability. Estimating the timing and amount of third-party cash flow to settle this obligation is inherently difficult and is based on Management's current experience.

Derivative Financial Instruments

Financial instruments that do not qualify as hedges, or have not been designated as hedges under Accounting Guideline 13, are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or a liability with changes in fair value recognized in net earnings. The fair values of such financial instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. Financial instruments that do qualify as hedges under Accounting Guideline 13, and are designated as hedges, are not recognized on the Consolidated Balance Sheet and gains and losses on the hedge are deferred and recognized in revenues in the period the hedge sale transaction occurs.

Income Tax

Western follows the liability method of accounting for income taxes whereby future income taxes are recognized based on the differences between the carrying values of assets and liabilities reported in the Consolidated Financial Statements and their respective tax basis. Future income tax assets and liabilities are recognized at the tax rates at which Management expects the temporary differences to reverse. Management bases this expectation on future earnings, which require estimates for reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result, future earnings are subject to significant Management judgment and changes.

Arrangements Containing a Lease

Through its 20 per cent ownership interest in AOSP, Western is party to a number of long-term third-party arrangements to provide for pipeline transportation of bitumen and upgraded products, and to provide electrical and thermal energy. With the issuance of the Emerging Issues Committee Abstract 150 (") the Corporation is required to determine whether any arrangements agreed to, committed to or modified after January 1, 2005 contain a lease that is within the scope of CICA Section 3065 "Leases". To date, none of these long-term third-party contracts were agreed to, committed to or modified after January 1, 2005 and therefore, the Corporation is not required to consider whether they contain a lease that is within the scope of CICA Section 3065. However, the AOSP or Western may request modification of these agreements in the future to meet certain requirements related to the AOSP growth plans. Any modifications may result in certain of these long-term third-party arrangements being treated as capital leases, thereby increasing both Western's assets and liabilities on our Consolidated Balance Sheet.